Release Time IMMEDIATE

Date 4 May 2001

Number 42/01

BHP RESPONDS TO ASIC REQUESTS FOR

ADDITIONAL INFORMATION FOR SHAREHOLDERS

BHP Limited today responded to Australian Securities and Investment Commission (ASIC) requests for additional information in connection with the proposed merger of BHP with Billiton Plc.. The additional information is included in a letter to BHP shareholders to update them on merger progress (attached).

BHP Chairman Don Argus said: "We welcome the input of ASIC in reviewing the proposed merger transaction. One of the areas of information about which some shareholders have enquired has been the commodity and currency assumptions used in the merger valuation analysis.

"The merger with Billiton is a ground-breaking transaction. It transcends numerous international borders and regulatory jurisdictions. Its implementation requires a number of modifications to the law by ASIC.

"Discussions with ASIC have been underway for several weeks. The additional information, particularly the commodity and currency assumptions, provides further background to the Directors' recommendations to our shareholders."

Further information can be found on our internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS

Mandy Frostick, Manager Media Relations

Ph: 61 3 9609 4157 Mob: 61 419 546 245

INVESTOR RELATIONS

Robert Porter, Vice President Investor Relations

Ph: 61 3 9609 3540 Mob: 61 419 587 456

Francis McAllister - Vice President Investor Relations (North America)
Ph: (1 713) 961 8625

B

Letter from the Chairman

4 May 2001

BHP BILLITON MERGER ANNOUNCEMENTS

Dear Shareholder,

You will by now have received the Explanatory Memorandum for the proposed merger of BHP Ltd and Billiton Plc ("DLC Merger"), including the notice of the BHP Extraordinary General Meeting to be held on 18 May 2001 at the Concert Hall, 100 St Kilda Road, Melbourne, Australia.

With just over two weeks to the shareholder meeting, I thought it appropriate to update you on the DLC Merger process, and to respond to some common questions.

  Does your vote matter?

  The proposed merger is a very important step in your Company's history and we urge you to vote. Your Directors unanimously recommend you vote at that meeting in favour of the resolutions proposed. As set out in the Explanatory Memorandum you can vote in one of four ways:

  - in person;

  - by corporate representative;

  - by attorney; or

  - by proxy.

  Proxy forms must be received at the BHP Share Department no later than 9.30am on 16 May, 2001 (Melbourne time). If you have not already done so, we urge you to send in your proxies as soon as possible if you are not planning to attend the meeting in person.

  What is happening to ensure a smooth implementation of the merger?

  Since the Explanatory Memorandum was sent to you, BHP and Billiton senior management have been busy presenting the DLC Merger to shareholders and investors in Australia and overseas. Pending shareholder and regulatory approvals, senior management are planning for the integration of the two groups. They have visited BHP and Billiton offices and operations around the world and I am pleased to be able to report that, as they continue to work and plan, the BHP team's enthusiasm for the merger has only increased.

  Key elements of the DLC structure

  BHP and Billiton will retain their separate corporate identities and will also maintain their separate stock exchange listings. BHP shareholders will continue to hold their shares in BHP. Billiton shareholders will continue to hold their shares in Billiton.

  The implementation of the DLC merger does not involve any transfer of assets between the BHP and Billiton Groups.

  BHP and Billiton will operate and be managed as if they were a single unified entity. As BHP and Billiton will remain separate corporate entities, they will each continue to have a Board of Directors. The Boards and senior executive management of each company will be comprised of the same persons.

  Your Directors' Recommendations

  Your Directors unanimously recommend that you vote in favour of the resolutions being put before the Extraordinary General Meeting. Your Directors consider that they are in the best position to evaluate the future impact of the DLC Merger on BHP shareholders and take full responsibility for their recommendation.

  Your Directors' have set out in clear and unambiguous terms their recommendations in respect to the DLC Merger and their reasoning in reaching those recommendations in Section 1 of the Explanatory Memorandum, under the heading "Issues For You To Consider". These recommendations were made after extensive review, analysis and consideration. It is appropriate to reiterate (in paragraphs 5 and 6 below) some of the key factors that underpin those recommendations.

  Is the DLC merger in the best interests of BHP shareholders as a whole?

  There is no doubt that, from the viewpoint of your Directors, the principal driver for this merger is to create shareholder value by achieving the key merger benefits. These benefits, as set out in Section 1.2 of the Explanatory Memorandum, include enhanced access to organic growth opportunities, improved diversification and resilience to risk, increased financial strength, as well as better access to world capital markets and enhanced scale. Your Directors remain firmly of the opinion set out in Section 1.1(f) of the Explanatory Memorandum that the DLC Merger is in the best interests of BHP shareholders as a whole.

  In reaching this conclusion, as set out in Section 1 of the Explanatory Memorandum, your Directors considered each of the advantages and disadvantages of the merger and the future alternatives available for BHP. They have considered the future of BHP in the context of the global minerals industry and concluded that, to enhance sustainable and future financial performance, BHP required both greater depth in its portfolio of growth opportunities, and diversification into new product areas and geographic regions. Your Directors believe that a premier global resources company will be better positioned to deliver strong sustainable returns for all of its shareholders if it has:

  - the capability and opportunity to develop large scale, long lead time projects in a broad range of acceptable technical and political environments including those that are more difficult, without any one or two projects dominating the asset portfolio;

  - sufficient depth to its growth project portfolio to allow flexibility in allocation of capital to projects and production capacity to maximise the likelihood that capital spent will deliver returns in excess of the cost of such capital; and

  - the financial strength, size, and portfolio diversity to manage the risk and returns associated with future large scale developments and future economic and political change, and access to global capital markets at the most favourable rates.

  This DLC Merger offers BHP and BHP shareholders strong enhancement of all three factors, with consequent implications for increased future shareholder value.

  In your Directors' view, the enhanced growth portfolio and risk diversification offered by this DLC Merger would take considerable time to achieve by other means, with your Company incurring additional costs and risks. Significantly, your Directors do not consider that these benefits could realistically be achieved by other means in any meaningful time-frame.

  Your Directors, as a result of their analysis, believe that the DLC Merger will be earnings per share ("EPS") accretive for BHP shareholders, beginning in the financial year ending June 30, 2002.

  Are the merger terms fair and reasonable?

  In Section 1.1(e) of the Explanatory Memorandum your Directors set out their opinion that the merger terms are fair and reasonable, and the background as to how they arrived at that conclusion. They stated "the assessed likely value conferred by a BHP share in BHP Billiton will depend in part on the current value of BHP and Billiton assets and liabilities. However, it is expected that the assessed value will be positively impacted by a number of other factors, including synergies expected to be realised by BHP Billiton and, from an investor's perspective, the expected enhanced profile of BHP Billiton in the context of the global minerals industry, reshaped by the ongoing consolidation process".

  As explained in that document and in Attachment 1 to this letter, the primary approach to the value analysis adopted by your Directors was to examine the net present values of the key businesses, assets and liabilities of BHP and of BHP Billiton respectively, in order to determine the impact of the merger terms on the likely value of a BHP share. The key economic assumptions adopted by your Directors for use in the value analysis are also set out in Attachment 1 (although it is recognised that different assumptions may be used by others). That analysis concluded that the likely value conferred by a BHP share in BHP Billiton, including synergies, would be approximately 5% higher than the value of that same BHP share if the status quo were maintained.

  In addition, and of potentially greater significance, your Directors believe that the enhanced profile of BHP Billiton, including enhanced growth, risk diversification, financial strength and access to international capital markets, as discussed in paragraph 5 above, should lead to a positive relative re-rating of BHP's shares compared to the rating such shares would enjoy in the event that the status quo was maintained. Your Directors consider that, without this merger, BHP would see its competitive position erode as others in the resources industry pro-actively move toward consolidation. While it is not possible to quantify reliably what the extent of that re-rating may be, or its timing, your Directors regard this as an additional value enhancing benefit that may accrue as a result of the DLC Merger.

  How important are the synergy benefits?

  The Directors of BHP and Billiton have identified expected merger synergy benefits through, among other things, efficiencies in procurement, shared business services, market services, ocean freight, and the elimination of duplicated overheads. These benefits are described in more detail in Section 3.2 of the Explanatory Memorandum. They are currently expected to amount to approximately US$270 million before tax in the Financial Year ending 30 June 2003, with further benefits expected to be realised thereafter.

  Synergies and cost savings are not the principal driver for this merger. As stated in paragraph 5 above, the principal driver is to create shareholder value by achieving the key merger benefits set out in Section 1.2 of the Explanatory Memorandum.

  US$270 million in expected annual merger synergy benefits, in the context of BHP Billiton pro-forma unaudited Profit and Loss Information for the combined group for the period ended 30 June 2000, as set out in the Section 4 of the Explanatory Memorandum, represents less than 2% of the "Related Operating Costs".

  Your Directors have assumed that annual merger synergy benefits in excess of US$270 million will be realised in the years following June 30, 2003. However, even if no more than the US$270 million were achieved for the financial year ending 30 June 2003, and for each subsequent year in the 20 year valuation period, referred to in Attachment 1, your Directors consider the likely value conferred by a BHP share in BHP Billiton, in these circumstances (including synergies and before any re-rating) would still be approximately 4% higher than the value of that same BHP share if the status quo were maintained.

  What progress has been made toward implementation of the DLC Merger?

  Billiton has printed and posted its Circular to Shareholders and expects to hold its shareholder meeting to vote on the DLC Resolutions required to be adopted by Billiton Plc on Tuesday 15 May, 2001, three days prior to BHP's meeting.

  The DLC Merger is subject to regulatory approvals as set out in Section 5.3(b) of the Explanatory Memorandum. At this stage good progress has been made toward securing the required approvals. The key approvals which have already been obtained are:

  - approval of the Australian Stock Exchange of the amendments proposed to BHP's constitution;

  - a private binding ruling from the Australian Taxation Office that Billiton will not be a resident of Australia for Australian tax purposes; and

  - indication from the UK Inland Revenue that, under the DLC structure as it is proposed to operate, (I) Billiton will remain UK resident, on the basis of the Australian Taxation Office ruling noted above, and (ii) BHP will not become a UK resident, for UK tax purposes ;

  Applications for approval are progressing with the European Commission and the Foreign Investment Review Board respectively. Submissions for the necessary relief have also been filed with the Australian Securities and Investments Commission. The companies are in discussions with these regulators and your Directors consider that, subject to shareholder and regulatory approval, implementation of the DLC Merger and the BHP Bonus issue could occur as early as the middle of this calendar year.

  How have the shares of BHP performed since Announcement?

  The chart - viewed via BHP's web site: "http://www.bhp.com/newscentre/pressarchive/Docs/305BHP4201.pdf" shows how BHP shares have recently traded. Your Board is very pleased with this performance which we consider underlines investment markets support for the strength and prospects of the combined BHP Billiton.

  What happens to your dividends and when will you be eligible for Bonus Shares?

  Shareholders will continue to receive dividends from the company in which they currently hold their shares. However, BHP shareholders and Billiton shareholders will have an economic interest in the Combined Group and an appropriate policy for dividend payments (including the timing of payments) will be established which reflects earnings growth, financial conditions and prospects for the Combined Group. Each Company will pay an equivalent cash amount on each share.

  Initially, dividends from BHP Billiton will be consistent with the dividend level currently paid by BHP.

  For BHP shareholders:

  - cash dividends will continue to be paid in the currency in which they are currently paid; and

  - dividends will be franked to the extent that franking credits are available.

  As set out above, subject to both shareholder and regulatory approvals, the BHP Bonus issue could occur as early as the middle of this calendar year.

  Will the headquarters of BHP Billiton remain in Melbourne?

  BHP will remain an Australian public company with a primary listing on the ASX. The Combined Group will have its headquarters in Melbourne, Australia with a significant corporate management centre in London.

  The Future BHP

Today, BHP's business and shareholder base is essentially global in nature, with a core Australian representation. Your Directors are proud of BHP's heritage and proud of its achievements to date but believe that this merger is absolutely vital in its next phase of development into a global resources company.

BHP Billiton will be equipped with the assets, growth opportunities, international capital markets recognition, scale and global reach necessary to become an investment of choice for investors around the world. Standing still is not an option and your Directors look forward to the future with the greatest confidence.

All BHP Directors intend to vote in favour of the resolutions and unanimously recommend that BHP shareholders do the same.

Don Argus

Chairman

Attachment 1 : Valuation Analysis Approach and Economic Assumptions

In reaching their conclusion in respect to the fairness and reasonableness of the merger terms, your Directors adopted a discounted cash flow valuation technique. This involves the calculation of a net present value of future cash flows for each key asset or business of BHP and BHP Billiton by discounting the expected unlevered future cash flows, using appropriate discount rates, and deducting the associated debt to derive an equity value. Key aspects are as follows;

- cash flow streams are projected out 20 years or, in the case of mining and oil and gas assets with reserve lives of less than 20 years, to the end of their projected operating lives;

- projected cash flows are discounted to a present value at June 30, 2001 using appropriate discount rates, which are described below. This provides an estimate of the total enterprise value for the assets so valued;

- for operations without reserve limitations (e.g. aluminium smelters) or assets where the expected life might exceed 20 years no assessment of the residual value of the asset remaining at the end of the forecast period is made, given the inherent uncertainty of the underlying cash flows and economic assumptions that might apply beyond this initial 20 year period;

- net debt for BHP and BHP Billiton has been estimated at June 30, 2001. This is deducted from the aggregate enterprise value in order to arrive at the relevant equity value;

- the value of synergy benefits and corporate costs are estimated using a similar approach. The estimated cashflows are assumed to be realised each year to the end of the 20 year period, then discounted to a present value at June 30, 2001 using an appropriate discount rate.

Discounted cash flow analysis is appropriate for assets such as mines in that it captures the effect of the depletion of reserves and the significant variations in cash flow which occur over the life of a resource. It is the primary method of valuation utilised in valuations for the resources industry. The approach outlined above is, in your Directors' view, consistent with generally accepted industry practice.

In respect of discount rates, the approach adopted for the purpose of this value analysis is to calculate a Weighted Average Cost of Capital ("WACC") for BHP's businesses. This is in turn based on the cost of debt and equity capital, the assumed capital structure of the entity under analysis and the assessed associated risks. Generally, this WACC has also been applied to BHP Billiton assets or businesses deemed to bear similar risks. For cash flows generated by riskier assets (such as those in developing nations) a spread has been added to the base WACC. The base WACC adopted is 9% nominal, with a maximum discount rate of 12% nominal for riskier assets.

Sensitivity analysis using +/- 0.5% of the WACC did not give rise to any material difference in the relativity of the assessed value of a BHP share maintaining status quo compared to the value conferred by the same BHP share in BHP Billiton.

Details of the key economic assumptions adopted by Directors for the purpose of the value analysis are set out below. The key commodities of the combined group are set out in Section 3.1 of the Explanatory Memorandum.

Some of the assumptions underlying this valuation analysis (such as future commodity prices) relate to matters which are speculative and upon which opinions may vary. Different, equally tenable assumptions may be made by others which would produce different results. Each of the matters referred to in this letter which relies upon assumptions regarding the future, while supporting the views expressed by your Directors in the Explanatory Memorandum, is subject to risks and uncertainties which could cause actual outcomes to differ from those implied by the Explanatory Memorandum and by this letter. In consequence, undue reliance should not be placed on those assumptions about the future.
Key economic and commodity price assumptions used in the DCF value analysis
			Long term	Nominal prices (6)
	Units	Notes	price - real (4)	2002	2003

Exchange rates
A$/US$		(1)	0.66	0.57	0.62
US$/Rand		(1)	6.85	7.23	7.23

Exchange traded commodities
Aluminium	US$/pound	(1)	0.70	0.75	0.78
Copper	US$/pound	(1)	0.89	0.93	0.98
Nickel	US$/pound	(1)	3.00	2.99	3.36
Lead	US$/pound	(1)	0.25	0.22	0.25
Zinc	US$/pound	(1)	0.52	0.50	0.54
Silver	US$/ounce	(1)	4.50	4.98	5.14
Oil - WTI	US$/barrel	(1)	18.5	22.1	19.3

Non-exchange traded commodities
Iron ore - lump	US cents/ltu (5)	(1)	36.5	38.1	37.9
Iron ore - fines	US cents/ltu (5)	(1)	28.5	28.8	28.5
Coal - Queensland	US$/tonne	(3)	38.5	34.7	36.4
Coal - South African export price	US$/tonne	(3)	26.8	29.5	29.5
Ferro manganese - high carbon	US$/tonne	(2)	337	384	385
Ferro chrome	US$/pound	(2)	0.27	0.27	0.27
TiO2 slag - chloride route	US$/tonne	(3)	273	303	308

NOTES:
1. UBS Warburg Equities Research forecasts (March 2001)
2. BHP forecasts
3. Composite forecasts - UBS Warburg and BHP
4. Real 2000 (December) dollars
5. US cents per long tonne unit
6. Year end 30 June